SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

EVERSPIN TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
30041T104
(CUSIP Number)
Peter Hebert Lux Capital Management, LLC 920 Broadway, 11th Floor New York, NY 10010 (646) 475-4385	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30041T104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Lux Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30041T104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Lux Ventures II Sidecar, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30041T104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Lux Venture Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30041T104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Lux Venture Associates II, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): HC

CUSIP No. 30041T104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Lux Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 30041T104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter Hebert
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: United States citizen

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 30041T104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Joshua Wolfe
2.	Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: United States citizen

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions): IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on behalf of the entities and individuals listed on the cover pages thereto, filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2017, (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

(a)-(e). On January 21, 2021, each of LVII and Sidecar distributed to its respective limited and general partners, for no consideration, all of the shares of Common Stock held by LVII and Sidecar.

As a result, as of January, 21, 2021, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 1st day of February, 2021

LUX VENTURES II, L.P.

By:	LUX VENTURE PARTNERS II, L.P. General Partner

By:	LUX VENTURE ASSOCIATES II, LLC General Partner

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:	*
Peter Hebert
Managing Director

LUX VENTURES II SIDECAR, L.P.

By:	LUX VENTURE PARTNERS II, L.P. General Partner

By:	LUX VENTURE ASSOCIATES II, LLC General Partner

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:	*
Peter Hebert
Managing Director

LUX VENTURE PARTNERS II, L.P.

By:	LUX VENTURE ASSOCIATES II, LLC General Partner

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:	*
Peter Hebert
Managing Director

LUX VENTURE ASSOCIATES II, LLC

By:	LUX CAPITAL MANAGEMENT, LLC Sole Member

By:	*
Peter Hebert
Managing Director

LUX CAPITAL MANAGEMENT, LLC

By:	*
Peter Hebert
Managing Director

*
Peter Herbert

*
Joshua Wolfe

*/s/ Peter Herbert
Peter Herbert
As attorney-in-fact

This Schedule 13D was executed by Peter Hebert on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2 to the Schedule 13D filed on February 8, 2017.